33663 Weyerhaeuser Way South
Federal Way, WA 98003

June 25, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Weyerhaeuser Company
Registration Statement on Form S-3
File No. 333-182220
Request for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Weyerhaeuser Company (the “Company”) requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-182220), together will all exhibits thereto, which was initially filed on June 19, 2012 (the “Registration Statement”).

No securities were sold or will be sold under the Registration Statement.

The Company is a well-known seasoned issuer (WKSI). We request your consent to withdrawal because when filing we mistakenly selected submission type S-3 instead of the correct S-3ASR. After we receive your consent, we intend to file our registration statement using the correct EDGAR tag as an automatic shelf offering by a well known seasoned issuer pursuant to Form S-3 General Instruction I.D.

The Company requests that the Commission consent to this request for withdrawal, finding such withdrawal consistent with the public interest and the protection of investors as contemplated by Rule 477(a) under the Securities Act, and issue an order granting the withdrawal effective as of the date hereof or the earliest practicable date. We request that you provide a copy of such order to the undersigned via email at jud.jackson@weyerhaeuser.com or via facsimile at (253) 928-2248.

If you have any questions regarding this request, please contact Jud Jackson, Senior Legal Counsel at (253) 924-3678.

Sincerely,
Weyerhaeuser Company

By: /s/ Jud Jackson
Jud Jackson
Senior Legal Counsel